November 7, 2024

Kevin Halleran
Chief Financial Officer
Blue Owl Real Estate Net Lease Trust
30 N. LaSalle St., Suite 4140
Chicago, IL 60602

       Re: Blue Owl Real Estate Net Lease Trust
           Form 10-K for the year ended December 31, 2023
           File No. 000-56536
Dear Kevin Halleran:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
6. DST Program, page F-25

1. Please elaborate on your accounting for sales of interests in DSTs holding DST properties. Your response should identify any GAAP literature relied upon and address, but not be limited to, the following:
           Please tell us how you account for payments made under the master lease to the
           DST.
           We note that you are accounting for the sale of interests as failed-sale leaseback transactions due to the fair market value purchase option retained by
           NLT OP. Please tell us how that accounting will be impacted by the expiration of the purchase option.
           Please tell us how your accounting will be impacted if you determine it is probable that you will exercise you FMV Buyback Option with regards to the interests in a given DST.

       In closing, we remind you that the company and its management are responsible for
 November 7, 2024
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the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction